Exhibit 17.1

February 24, 2021

ANGI Homeservices Inc.

3601 Walnut Street

Denver, CO 80205

Re: Resignation as Chief Executive Officer and Director of ANGI Homeservices Inc.

To:	The Board of Directors of ANGI Homeservices Inc.

Ladies and Gentlemen:

Effective as of February 24, 2021, I resign as Chief Executive Officer of ANGI Homeservices Inc. (the “Company”) and as a member of the board of directors of the Company and the board of directors (or similar governing body) of each of the Company’s subsidiaries, if applicable, without the need of acceptance or any further action by the Company or such subsidiaries or the Company. I further agree, at the request of the Company, to execute any additional documents to effectuate the foregoing.

My time at ANGI has been the passion of my professional life, and I feel privileged to have worked with such an amazing team. I know the future is bright for ANGI and I’m excited to watch as you all accomplish great things! And as always, I’ll remain an ANGI power user!

Sincerely,

William B. Ridenour